UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 001-34169

Warren Resources, Inc.

(Exact name of registrant as specified in its charter)

5420 LBJ Freeway, Suite 600

Dallas, TX 75240

(214) 393-9688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

On September 14, 2016, the United States Bankruptcy Court for the Southern District of Texas entered an order confirming the Plan of Reorganization of Warren Resources, Inc. and Its Affiliated Debtors (as amended and supplemented, the “Plan”). On October 5, 2016, the Plan became effective pursuant to its terms. Upon effectiveness of the Plan, all previously issued equity securities of Warren Resources, Inc., including the securities listed in this Form 15, were cancelled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Warren Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

April 28, 2017	By:	/s/ James A. Watt
James A. Watt
Chief Executive Officer